UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
BabyQuip, Inc.

Legal status of issuer

Form
C-Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
May 2, 2016

Physical address of issuer
633 Garcia St., Santa Fe, NM 87505

Website of issuer
https://www.BabyQuip.com

Current number of employees
14

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$2,563,156	$1,017,884
Cash & Cash Equivalents	$1,993,213	$554,495
Accounts Receivable	$0	$0
Short-term Debt	$490,727	$215,996
Long-term Debt	$658,723	$427,858
Revenues/Sales	$1,563,913	$490,991
Cost of Goods Sold	$258,729	$67,339
Taxes Paid	$0	$0
Net Income	($1,248,737)	($1,475,059)

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C-AR)
May 2, 2022

BabyQuip, Inc.



This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto. Each reader is urged to read this Form C-AR and the Exhibits hereto in their entirety.

BabyQuip, Inc. ("the Company") was incorporated on May 2, 2016 under the laws of the State of Delaware, and is headquartered in Sante Fe, NM.

The Company is located at 633 Garcia St., Santa Fe, NM 87505.

The Company's website is https://www.BabyQuip.com/

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The Baby Gear Rental market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth in 2022. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

If the contractor classification of the Quality Providers ("QPs") that use BabyQuip's platform is challenged, there may be adverse business, financial, tax, legal and other consequences. The definition of Independent Contractor is regularly subject to claims, lawsuits, arbitration proceedings, administrative actions, government investigations and other legal and regulatory proceedings at the federal, state and municipal levels challenging the classification of gig workers as independent contractors. The tests governing whether a gig worker is an independent contractor or an employee vary by governing law and are typically highly fact sensitive. Laws and regulations that govern the status and misclassification of independent contractors are subject to changes and divergent interpretations by various authorities which can create uncertainty and unpredictability for BabyQuip. For example, recently, California passed Assembly Bill 5 or AB 5, which limits the use of classifying workers as independent contractors rather than employees by companies in the state. Other jurisdictions have passed similar bills, seeking to classify gig economy workers as either independent contractors or employees.

The Company continues to maintain that QPs on its platform are independent contractors, but its arguments may ultimately be unsuccessful. A determination in, or settlement of, any legal proceeding, whether BabyQuip is party to such legal proceeding or not, that classifies a comparable gig worker as an employee, could harm its business, financial condition and results of operations, including as a result of: monetary exposure arising from or relating to failure to withhold and remit taxes, unpaid wages and wage and hour laws and requirements; injunctions prohibiting continuance of existing business practices; claims for employee benefits, social security, workers' compensation and unemployment; and other claims, charges or other proceedings under laws and regulations applicable to employers and employees, including risks relating to allegations of joint employer liability or agency liability.

Quality Providers ("QPs") for the Company could take actions that could harm the Company's business. The Company's QPs are obligated to operate in accordance with certain brand standards. Nonetheless, QPs are independent contractors whom the Company does not control. The QPs operate and oversee their daily operations and have sole control over their equipment, as well as delivery, and pick-ups. As a result, these QPs make decisions independent of the Company that bear directly on the ultimate success and performance of their store. The failure of any QP to comply with BabyQuip's brand standards could potentially have repercussions that extend beyond that QP's own market area and materially adversely affect not only the business as a whole, but also the business of other QPs and the general brand image and reputation of the BabyQuip name. This, in turn, could materially and adversely affect the business and operating results.

If the Company is not able to attract and retain QPs, its financial performance may be negatively affected. BabyQuip's future growth and performance depends on its ability to attract, develop and retain qualified QPs who understand and appreciate its culture and are able to represent the brand effectively. A material decrease in profitability of QPs may make it more difficult to attract and retain QPs. There can be no assurance that the Company will continue to be able to recruit and retain a sufficient number of QPs and other candidates to meet growth targets. BabyQuip's ability to maintain current performance and achieve future growth additionally depends on QPs' ability to meet their equipment needs while controlling other costs. For example, if QPs are unable to avoid excess inventory shrink, BabyQuip's business and results of operations may be adversely affected.

Any failure by QPs to comply with product safety laws may damage the Company's reputation and brand and harm its business. Many of the products available on the site are subject to regulation by the Federal Consumer Product Safety Commission, the Federal Food and Drug Administration and similar state and international regulatory authorities. As a result, such products have been and could be in the future subject to recalls and other remedial actions. Many of the products available are for children, and these products are often subject to enhanced safety concerns and additional scrutiny and regulation. Product safety concerns may require the Company to voluntarily remove selected products from the site. Such recalls and voluntary removal of inventory could result in, among other things, lost sales, diverted resources, potential harm to reputation and increased customer service costs and legal expenses, which could have a material adverse effect on the business, financial condition and operating results. Some of the products available may expose the Company to product liability claims and litigation or regulatory action relating to personal injury, death or environmental or property damage. Although BabyQuip maintains liability insurance, it cannot be certain that coverage will be adequate for liabilities actually incurred or that insurance will continue to be available on economically reasonable terms, or at all.

The Company is dependent on the leisure travel industry. The Company's financial prospects are significantly dependent upon leisure travelers using its services. Leisure travel, including short term rentals at the end destination, is dependent on personal discretionary spending levels. Leisure travel services tend to decline during general economic downturns and recessions. If worldwide economic conditions worsen, it could lead to a general decrease in leisure travel and travel spending, which could negatively impact the demand for the Company's services. Additionally, events beyond the Company's control also may adversely affect the leisure travel industry, with a corresponding negative impact on its business and results of operations. Natural disasters or outbreaks of pandemics and epidemics have disrupted normal leisure travel patterns and levels. The leisure travel industry is also sensitive to other events, such as work stoppages or labor unrest at major airlines, political instability, regional hostilities, increases in fuel prices, imposition of taxes or surcharges by regulatory authorities, travel related accidents, and terrorist attacks, any of which could have an impact on its business and results of operations.

The Company's existing investors have not waived their pre-emptive rights and may plan on exercising those rights. The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

The reviewing CPA has included a "going concern" note in the audited financials. The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception and has negative cash flows from operations, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to continue profitable sales of its services, and its ability to generate positive operational cash flow.

Management has determined, based on its recent history and its liquidity issues that it is not probable that management's plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above. Accordingly, the management of the Company has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these financial statements.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures, or fund its operations. The financial statements do not include any adjustments that might result from this uncertainty.

The Company has outstanding liabilities. Notes payable consisted of the following as of December 31:

On April 20, 2020, the Company borrowed $101,094 (the "PPP Loan") and on June 9, 2020 the Company borrowed $150,000 (the "SBA Loan") from a U.S. Small Business Administration (the "SBA") loan program. The PPP Loan has an initial term of two years and an interest rate of 1% per annum, which the Company expects will be forgiven prior to maturity. If repayment of the PPP Loan is required, payments begin after a six-month deferral period, in which interest accrued, and payments are to be made in equal installments over an 18-month period. Of the $101,094 balance, $33,696 is considered a short-term liability. Accrued interest payable on the PPP Loan amounted to $719 as of December 31, 2020.

The Paycheck Protection Program loan balance of $101,094 and the SBA loan balance of $150,000 were forgiven subsequent to year end.

The SBA Loan requires installment payments of $731 monthly, beginning on January 9, 2021 over a term of thirty years. Interest accrues at a rate of 3.75% per annum. The Company agreed to grant a continuing security interest in its assets to secure payment and performance of all debts, liabilities, and obligations to the SBA.

During 2021, Company's SBA loan was increased by $200,000. The terms of the loan stayed the same as described above. The accrued interest payable on the SBA Loan amounted to $14,937.56 as of December 31, 2021

BUSINESS

Description of the Business

Traveling with babies and toddlers is already difficult for parents - the bulky baby gear makes it even harder. BabyQuip has helped nearly 70,000 parents across the US and Canada have happier vacations. Families love BabyQuip, consistently rewarding it with an NPS Score above 90 (world class) and over 20,000 five-star reviews (99% of all reviews).

BabyQuip's managed marketplace and robust platform provide its community of over 1000 independent contractors, called Quality Providers (QPs), the opportunity to build a business renting baby gear. Prospective QPs, mostly moms, undergo an application process, interview, background check, and extensive training on safety, cleaning, and hospitality. They are able to start delivering baby gear to families within days of setting up their profile. Quality Providers determine their inventory (gear they own), operating hours, delivery radius, prices and more.

QPs enjoy the extra income (over $1000/month this past summer on average) and gratifying work. In addition to ongoing lead generation, the QPs benefit from an active and supportive community and coaching on how to build their business through social media and affiliate marketing.

Trust and safety are our top priorities. We know parents want the peace of mind that the baby gear is safe, clean and insured. BabyQuip provides category-leading liability insurance that covers QPs as well as the company.

BabyQuip is the only national brand, far outperforming any regional or mom 'n pop competitors. The company has a well-established social media presence with over 40K followers across all platforms. As a result of its national presence, the company has formed strategic partnerships including VRBO, Avantstay, Guesty, and thousands of affiliates.

The company sustained during the pandemic and saw rapid growth through 2021, outpacing US travel overall. The first months of 2022 continued rapid growth.

Business Plan

BabyQuip's business plan is to drive more rapid growth and adoption of our travel rental and other services. The keys to continued and more rapid growth, as well as improved margins, include the following:

- **Increasing the number of Quality Providers**. We expect to continue to advertise on Facebook, Craigs List, job boards, other "gig-economy" recruitment platforms, and also to present the opportunity to customers, as well as test on new recruiting platforms. We will also continue to offer referral bonuses to Quality Providers who refer Quality Provider candidates. From a technology standpoint, we expect to improve the onboarding process, integrating more videos and interactive training content. Finally, we will continue to retain Quality Providers by maintaining an active community, providing support and training, driving attractive orders, and improving their overall experience.
- **Building the Baby Gear Rental Category and BabyQuip Brand.** BabyQuip is already recognized as the leading provider of baby gear rentals among mothers with young children (64% according to Zoho Survey September 2021). We plan to continue to reach this demographic, as well as grandparents, through brand advertising, such as videos on YouTube and other video platforms, continued Influencer and social media efforts, and through partnerships with other hospitality and family-oriented brands.
- **Improving the User Experience by launching dedicated Mobile Apps for both Parents and Quality Providers**. While BabyQuip's platform is currently available on mobile devices through responsive design, we believe that many parents would prefer making orders through a dedicated mobile app. In addition, Quality Providers have expressed interest in a mobile app to make it easier to manage their business on our platforms
- **Forming New Hospitality and Family Partnerships**. As a national brand, BabyQuip already has formed partnerships with leading hospitality brands such as VRBO, Guesty, Avant Stay and among others. We will leverage our brand leadership, category-leading Trust and Safety program, including robust General Liability Insurance, and high NPS scores, to form new partnerships that will enhance the BabyQuip brand and also improve our overall cost of customer acquisition.
- **Expanding to new markets where Americans already travel as well as entering markets with similar dynamics**. While we already operate in Canada, we believe there is a large opportunity to expand into markets such as Mexico and the Caribbean where Americans already travel. We also see a large opportunity to expand to Australia and New Zealand, among other markets, where there is a strong propensity for family travel.
- **Driving BabyQuip Cleaning and Expanding into new categories**. In 2020, BabyQuip launched BabyQuip cleaning to clean primarily car seats and strollers for local families. We've trained over 200 Quality Providers on the processes for deep-cleaning or "detailing" babygear. We expect to invest more into awareness of this new service. In addition, we have identified a number of new product extensions, from baby-proofing homes to delivering gear for pets, that we will explore further.

Litigation
None.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Frances Maier	Founder and Chief Executive Officer (May 2016 - Present) Full Time	Responsible for overall management of the company including attracting top-tier talent; setting the overall vision and strategy; and presenting the company to potential partners, investors, and other stakeholders.
Joseph Maier	Chief Technology Officer (November 2017 - Present) Full Time	Responsible for developing, improving and maintaining the technology platform that serves customers, Quality Providers, and partners. Oversees external technical development team, UX/UI team. Manages integrations with several service providers. Sets technology strategy.
Patricia Johnson	VP Business Development (February 2022 - Present) Full Time	Responsible for leading business development team focused on new hospitality partnerships to drive orders to BabyQuip.
Nicole Kitzman	Director of Lead Gen and Recruiting (March 2018 - Present) Full Time	Drives lead generation activities, including running campaigns on Google, Facebook, and other channels to attract customers and new Quality Providers. Oversees the recruitment and onboarding of Quality Providers.
Jennifer Wold	Director of Content and Communications (May 2018 - Present) Full Time	Oversees company's content on blogs, social media and on outgoing communications. Oversees Public Relations and SEO resources. Schedules and manages content and promotional calendars.
Kim Connolly	Director of Design (February 2020 - Present) Full Time	Oversees UX/UI for the website and applications. Also oversees the look and feel of marketing materials.
Teresa Ore	Senior Accounting Manager (July 2021 - Present, was contractor prior) 3 days/week	Oversees companies financial reporting. Pays contractors and other bills. Support Human Resource activities including payroll and benefits administration.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	8,168,366	Yes	N/A	32.2%	N/A
Series Seed-1 Preferred Stock	1,578,139	Yes	N/A	5.8%	N/A
Series Seed-2 Preferred Stock	2,110,616	Yes	N/A	8.05%	N/A
Series Seed-3 Preferred Stock	1,613,384	Yes	N/A	6.1%	N/A
Series Seed-4 Preferred Stock	2,384,565	Yes	N/A	9.0%	N/A
Series Seed-5 Preferred Stock	2,269,054	Yes	N/A	8.6%	N/A
Series Seed-6 Preferred Stock	4,296,090	Yes	N/A	16.3%	N/A
Warrants	49,990	Yes if exercised	If exercised	0%	N/A
2016 Equity Incentive Plan	3,982,329	Yes if exercised	If exercised	0%	N/A

The Company has the following debt outstanding as of December 31, 2021:

On April 20, 2020, the Company borrowed $101,094 (the "PPP Loan") and on June 9, 2020 the Company borrowed $150,000 (the "SBA Loan") from a U.S. Small Business Administration (the "SBA") loan program. The PPP Loan has an initial term of two years and an interest rate of 1% per annum, which the Company expects will be forgiven prior to maturity. If repayment of the PPP Loan is required, payments begin after a six-month deferral period, in which interest accrued, and payments are to be made in equal installments over an 18-month period. Of the $101,094 balance, $33,696 is considered a short-term liability. Accrued interest payable on the PPP Loan amounted to $719 as of December 31, 2020.

The Paycheck Protection Program loan balance of $101,094 and the SBA loan balance of $150,000 were forgiven subsequent to year end.

The SBA Loan requires installment payments of $731 monthly, beginning on January 9, 2021 over a term of thirty years. Interest accrues at a rate of 3.75% per annum. The Company agreed to grant a continuing security interest in its assets to secure payment and performance of all debts, liabilities, and obligations to the SBA.

During 2021, Company's SBA loan was increased by $200,000. The terms of the loan stayed the same as described above. The accrued interest payable on the SBA Loan amounted to $14,937.56 as of December 31, 2021.

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Frances A. Maier Living Trust	6,091,587 Common Stock 200,481 Series Seed-2 Preferred 980,074 Options	26.79%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
BabyQuip, Inc. was incorporated on May 2, 2016 under the laws of the State of Delaware, and is headquartered in Santa Fe, New Mexico. The Company provides baby gear rentals delivered to customers.

Liquidity and Capital Resources
The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, the reader should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Readers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering

Seed	Jun 30, 2019	Regulation D	Convertible Note	$1,052,777.77	General Working Capital
Seed	November 14, 2019	Regulation D	Preferred Equity	$843,290	General Working Capital
Seed	March 31, 2021	Regulation D	Preferred Equity	$1,300,623	General Working Capital
Seed	April 10, 2022	RegulationD plus Reg CF	Preferred Equity	$3,493,583	General Working Capital

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

During 2019, the Company received funds in the amount of $35,000 from CEO. The outstanding amount was paid in full during the year ended December 31, 2020.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Frances Maier

_____

(Signature)

Founder and Chief Executive Officer

_____

(Name)

Founder & CEO

_____

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Frances Maier

_____
(Signature)

Frances Maier

_____
(Name)

Founder and Chief Executive Officer

_____
(Title)

May 2, 2022

_____
(Date)

/s/Joseph Maier

_____
(Signature)

Joseph Maier

_____
(Name)

Chief Technology Officer

_____
(Title)

May 2, 2022

_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials



Company Certified Financial Statements

I, Frances Maier, certify that the attached financial statements of BabyQuip, Inc. are true and complete in all material respects.

Frances Maier

Frances Maier
CEO

BabyQuip, Inc.

April 29, 2022



BABYQUIP, INC.
A Delaware Corporation

Financial Statements and
Independent Auditors' Report

December 31, 2021 and 2020

BABYQUIP, INC.

Years Ended December 31, 2021 and 2020

Table of Contents

Financial Statements

BABYQUIP, INC.
BALANCE SHEETS

December 31, 2021 and 2020

Assets

	2021	2020
Current assets		
Cash and cash equivalents	$ 1,993,213	$ 554,495
Other current assets	231,388	115,608
Total current assets	2,224,601	670,103
Goodwill	303,496	305,496
Intangible assets, net	27,201	32,127
Property and equipment, net	7,858	10,158
Total assets	$ 2,563,156	$ 1,017,884

Liabilities and Stockholders' Equity (Deficit)

	2021	2020
Current liabilities		
Accounts payable and accrued expenses	$ 388,402	$ 164,906
SBA loan, current	30,228	4,386
PPP loan, current	-	33,696
Deferred revenue	72,097	13,010
Total current liabilities	490,727	215,998
SBA loan, noncurrent	469,772	145,614
PPP loan, noncurrent	-	67,398
Other liabilities	188,951	214,846
Total liabilities	1,149,450	643,856
Commitments and Contingencies	-	-
Stockholders' equity (deficit)		
Common stock, $0.0001 par value, 40,000,000 shares authorized;		
8,168,366 and 7,753,867 shares issued and outstanding as of December 31, 2021 and 2020	817	776
Preferred stock, $0.0001 par value, 20,000,000 shares authorized;		
9,955,758 and 8,995,147 shares issued and outstanding as of December 31, 2021 and 2020	996	900
Shares to be issued	1,624,998	-
Additional paid-in capital	5,529,944	4,866,664
Accumulated deficit	(5,743,049)	(4,494,312)
Total stockholders' equity (deficit)	1,413,706	374,028
Total liabilities and stockholders' equity (deficit)	$ 2,563,156	$ 1,017,884

BABYQUIP, INC.
STATEMENTS OF OPERATIONS

Years Ended December 31, 2021 and 2020

	2021	2020
Sales, net	$ 1,563,913	$ 490,991
Cost of sales	258,729	67,339
Gross profit	1,305,184	423,652
Operating expenses		
General & administrative	443,089	319,966
Professional fees	428,719	498,557
Facilities	13,919	23,072
Salaries and wages	787,980	619,059
Sales and marketing	1,033,263	397,799
Travel	19,862	16,477
Depreciation and amortization	11,105	7,290
Total operating expenses	2,737,937	1,882,220
Operating loss	(1,432,753)	(1,458,568)
Other income (expenses)		
Interest expense	(12,146)	(4,774)
Other income (expenses)	(8,529)	(11,717)
Loan forgiveness	204,691	-
Net income (loss)	$ (1,248,737)	$ (1,475,059)

BABYQUIP, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

Years Ended December 31, 2021 and 2020

	Preferred Stock		Common Stock					
	Shares	Amount	Shares	Amount	Shares to be issued	Additional Paid-In Capital	Accumulated (Deficit)	Total
Balance, December 31, 2019	**-**	**$ -**	**7,544,178**	**$ 755**	**$ -**	**$ 436,773**	**$ (3,019,253)**	**$ (2,581,725)**
Shares issued upon exercise of stock option	-	-	25,220	2	-	2,016	-	2,018
Shares issued upon asset acquisition	-	-	184,469	19	-	53,477	-	53,496
Shares issued for cash	2,830,077	284	-	-	-	1,593,006	-	1,593,290
Shares issued upon conversion of SAFE agreements	6,108,565	610	-	-	-	2,710,501	-	2,711,111
Shares issued for other considerations	56,505	6	-	-	-	31,309	-	31,315
Stock based compensation	-	-	-	-	-	117,870	-	117,870
Cost of Series Seed	-	-	-	-	-	(78,288)	-	(78,288)
Net loss	-	-	-	-	-	-	(1,475,059)	(1,475,059)
Balance, December 31, 2020	**8,995,147**	**900**	**7,753,867**	**776**	**-**	**4,866,664**	**(4,494,312)**	**374,028**
Shares issued upon exercise of stock option	-	-	414,499	41	-	36,318	-	36,359
Shares issued for cash	960,611	96	-	-	1,624,998	550,528	-	2,175,622
Stock based compensation	-	-	-	-	-	81,536	-	81,536
Cost of Series Seed	-	-	-	-	-	(5,102)	-	(5,102)
Net loss	-	-	-	-	-	-	(1,248,737)	(1,248,737)
Balance, December 31, 2021	**9,955,758**	**$ 996**	**8,168,366**	**$ 817**	**$ 1,624,998**	**$ 5,529,944**	**$ (5,743,049)**	**$ 1,413,706**

No assurance provided.
See accompanying notes to the financial statements.

BABYQUIP, INC.
STATEMENTS OF CASH FLOWS

Years Ended December 31, 2021 and 2020

	2021	2020
Cash flows from operating activities		
Net loss	$ (1,248,737)	$ (1,475,059)
Adjustments to reconcile net income to net cash		
provided by (used in) operating activities:		
Depreciation and amortization	11,106	7,290
Gain on forgiveness of PPP loan	(101,094)	-
Stock-based compensation	81,536	117,870
(Increase) decrease in assets:		
Other assets	(113,781)	(12,678)
Deposit	-	6,000
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	223,497	25,239
Deferred revenue	59,087	(10,474)
Other liabilities	-	(35,000)
Net cash provided by (used in) operating activities	(1,088,386)	(1,376,812)
Cash flows from investing activities		
Purchase of property and equipment	-	(10,158)
Purchase of intangible assets	(3,880)	(8,177)
Net cash provided by (used in) investing activities	(3,880)	(18,335)
Cash flows from financing activities		
Proceeds from issuance of SBA loan	350,000	150,000
Proceeds from issuance of PPP loan	-	101,094
Payments made on guaranteed earn out agreement	(25,895)	(35,154)
Proceeds from issuance of preferred shares	545,618	1,546,317
Proceeds from SAFE warrants	-	2,018
Funds received upon exercise of stock options	36,359	-
Proceeds from shares to be issued	1,624,902	-
Net cash provided by (used in) financing activities	2,530,984	1,764,275
Net increase (decrease) in cash and cash equivalents	1,438,718	369,128
Cash and cash equivalents at beginning of year	554,495	185,367
Cash and cash equivalents at end of year	$ 1,993,213	$ 554,495
Supplement Noncash Investing and Financing Activities		
Shares issued upon conversion of debt	$ -	$ -
Acquisition of assets	$ -	$ 305,496
Supplemental Disclosure		
Interest paid	$ -	$ -
Taxes paid	$ -	$ -

See accompanying notes to the financial statements.

BABYQUIP, IN.C
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2021 and 2020

Note 1 – Nature of Business and Summary of Significant Accounting Policies

This summary of significant accounting policies of BabyQuip, Inc. ("BabyQuip" or "the Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Business activities

BabyQuip, Inc. was incorporated on May 2, 2016 under the laws of the State of Delaware, and is headquartered in Santa Fe, New Mexico. The Company provides baby gear rentals delivered to customers.

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year end is December 31.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Any estimates made by management have been done in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Accounts receivable

Accounts receivable are carried at the original invoice amount less an allowance for doubtful accounts. Accounts receivable are accounted for at face value and the Company generally requires no collateral as a condition of granting credit. Interest is not charged on accounts past due. Management determines the collectability of accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. The allowance is determined by reviewing the status of past due accounts at each year end and bad debt expense is recorded in the period in which an account is determined to be uncollectible.

Management's evaluation of the collectability of trade receivables resulted in no allowance for doubtful accounts of as of December 31, 2021 and 2020, respectively.

Property and equipment

Property and equipment are recorded at cost, less accumulated depreciation. Items with a useful life over one year are capitalized. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets which is generally five years for all assets.

BABYQUIP, IN.C
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2021 and 2020

Intangibles assets and goodwill

Intangible assets purchased or developed by the Company are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at December 31, 2021 and 2020.

The Company accounts for business combinations under the acquisition method of accounting in accordance with ASC 805, "Business Combinations," where the total purchase price is allocated to the tangible and identified intangible assets acquired and liabilities assumed based on their estimated fair values. The purchase price is allocated using the information currently available and may be adjusted, up to one year from the acquisition date, after obtaining more information regarding, among other things, asset valuations, liabilities assumed, and revisions to preliminary estimates. The purchase price in excess of the fair value of the tangible and identified intangible assets acquired less liabilities assumed is recognized as goodwill.

The Company tests intangible assets and goodwill for impairment in the fourth quarter of each year and whenever events or circumstances indicate that the carrying amount of the asset exceeds its fair value and may not be recoverable. The Company has $305,496 in goodwill in connection with its acquisition of the assets and certain liabilities of CleanBee, LLC in March 2020. In accordance with its policies, the Company performed a qualitative assessment of goodwill as of December 31, 2021, and determined there is no impairment of goodwill.

Advertising costs

The Company expenses advertising costs as incurred. Advertising costs were $11,054 and $4,619 for the years ended December 31, 2021 and 2020, respectively and recorded under Sales and Marketing expense account in the statement of operations.

Revenue recognition

The Company recognizes revenue under ASC 606 *Revenue from Contracts with Customers*. The Company's revenue recognition policy standards include the following elements:

I. Identify the contract with a customer
II. Identify the performance obligations in the contract
III. Determine the transaction price
IV. Allocate the transaction price to the performance obligations in the contract
V. Recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue is recognized upon the transfer of control of promised goods or services to customers. Revenue consists of rental services of baby gear provided to customers and cleaning revenue. Revenue is recognized when the services have been performed and there is no additional performance obligation to the customer.

Deferred revenue occurs when a customer pays for services not yet performed. Revenue is not recognized at the point payment is made instead, revenue is deferred until services are performed. Deferred revenue is recorded as a liability. Deferred Revenue balance as of December 31, 2021 and 2020, was $72,097 and $13,010.

Total net revenue reported for the years ended December 31, 2021 and 2020 was $1,563,913 and $490,991.

BABYQUIP, IN.C
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2021 and 2020

Fair value measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing and asset or liability. There are three levels that prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs, such as quoted prices (unadjusted) in active markets for identically assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

All financial instruments on the balance sheets approximate their fair value.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Note 2 – Intangible Assets

Intangible assets consist of the following at December 31:

	2021	2020
Trademark	$ **36,936**	$ 33,056
Website	**12,000**	12,000
Total Intangibles	**48,936**	45,056
Accumulated amortization	**(21,735)**	(12,929)
Intangible assets, net	$ **27,201**	$ 32,127

Amortization expense for the years ended December 31, 2021 and 2020 was $8,806 and $5,948, respectively.

Note 3 – Property and Equipment

Property and equipment consist of the following at December 31:

	2020	2020
Machinery and equipment	$ **11,500**	$ 11,500
Total machinery and equipment	**11,500**	11,500
Accumulated depreciation	**(3,642)**	(1,342)
Property and equipment, net	$ **7,858**	$ 10,158

Depreciation expense for the years ended December 31, 2021 and 2020 was $2,300 and $1,342, respectively.

BABYQUIP, IN.C
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2021 and 2020

Note 4 – Notes Payable

Notes payable consisted of the following as of December 31:

On April 20, 2020, the Company borrowed $101,094 (the "PPP Loan"). The PPP Loan has an initial term of two years and an interest rate of 1% per annum. PPP loan was forgiven during year ending December 31, 2021

On June 9, 2020 the Company borrowed $150,000 (the "SBA Loan") from a U.S. Small Business Administration (the "SBA") loan program. During year ending December 31, 2021, the Company received additional $350,000 under an SBA loan, resulting in total amount of $500,000.

The SBA Loan requires installment payments of $2,519 monthly, beginning on January 9, 2021 over a term of thirty years. Interest accrues at a rate of 3.75% per annum. The Company agreed to grant a continuing security interest in its assets to secure payment and performance of all debts, liabilities, and obligations to the SBA. Accrued interest payable on the SBA Loan amounted to $14,938 and $3,219 as of December 31, 2021 and 2020, respectively.

Future minimum payments for each of years ended December 31 are as follows:

2022	$	30,228
2023		30,228
2024		30,228
2025		30,228
2026		30,228
Thereafter		348,860
	$	500,000

Total interest expense recognized during year ending December 31, 2021 and 2020 was $12,146 and $4,774, respectively.

Note 5 – SAFE Warrants

Between January 2017 and December 2018, the company entered into simple agreements for future equity ("SAFE securities") with investors, for total proceeds of $2,008,333, including $100,000 issued to the Company's CEO. During 2019, the company issued additional SAFE securities in the principal amount of $702,777, including $100,000 issued to the Company's CEO. The SAFE securities did not bear interest and had no maturity date.

The SAFE Agreements entitle the holder to convert the SAFE agreements into the Company's preferred stock (this classification of stock has not yet been authorized or established). The terms provide for automatic conversion of the SAFE agreements' purchase amounts into the Company's preferred stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's preferred stock at a fixed pre-money valuation. Conversion price means either (1) the Safe price or (2) the Discount price, whichever calculation results in greater number of shares of Safe Preferred Stock (as defined in the agreement).

In the case of a liquidation event (as defined in the SAFE agreement), the SAFE agreement is convertible into either: a) cash of the purchase amount; b) the number of common shares determined by dividing the purchase amount by the liquidity price (as defined in the agreement).

During 2020, all SAFE warrants were converted into a total of 6,108,565 shares of Series Seed Preferred Shares.

At both December 31, 2021 and 2020, the Company had $0 and $0 balance outstanding, respectively.

BABYQUIP, IN.C
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2021 and 2020

Note 6 – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $5,529,944 and has negative cash flows from operations, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to continue profitable sales of its services, and its ability to generate positive operational cash flow.

Management has determined, based on its recent history and its liquidity issues that it is not probable that management's plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above. Accordingly, the management of the Company has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these financial statements.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures, or fund its operations. The financial statements do not include any adjustments that might result from this uncertainty.

Note 7 – Common Stock

During 2021, Company increased the amount of authorized common shares to 40,000,000 with $.0001 par value. At both December 31, 2021 and 2020, the Company had 8,168,366 and 7,753,867 shares issued and outstanding, respectively.

During 2020, 25,220 common shares were issued upon exercise of stock option for a total amount of $2,018.

Company entered into asset purchase agreement in March 2020 (as discussed in Note #9) where a total of 184,469 common shares were issued as part of the purchase price for a total value of $53,496.

During 2021, 414,499 common shares were issued upon exercise of stock option for a total amount of $36,359.

There were no other common stock transactions during the two years ending December 31, 2021.

Note 8 – Preferred Stock

During 2021, the Company increased the amount of authorized preferred shares to 20,000,000 with $.0001 par value.

During the year ended December 31, 2020, the Company issued 2,830,077 preferred shares for total cash proceeds of $1,593,290.

During the year ended December 31, 2020, the Company issued 6,108,565 preferred shares as part of the conversion of SAFE warrants (as discussed in Note #5). Total amount converted is $2,711,111.

During the year ended December 31, 2021, the Company issued 960,611 preferred shares for total cash proceeds of $550,624.

During the year ended December 31, 2021, the Company received cash proceeds of $1,624,998 associated with 1,998,275 of preferred shares to be issued. Shares were issued subsequent to year end.

During the year ended December 31, 2020, a total of 56,505 shares were issued associated with direct incremental costs associated with the sale of the stock with a total value of $31,315. In addition, a cash payment of $5,102 and $46,979 was made associated with direct incremental costs during year ending December 31, 2021 and 2020, respectively. Total direct incremental costs were $5,102 and $78,288 at December 31, 2021 and 2020.

At both December 31, 2021 and 2020, the Company had 9,955,758 and 8,995,147 preferred shares issued and outstanding, respectively.

Note 9 – Goodwill

During 2020, the Company acquired certain assets and liabilities of CleanBee, LLC. Pursuant to the purchase agreement, the Company acquired assets, including customers and suppliers lists, and assumed liabilities of gift card liability in exchange for a total of 184,469 common shares and a guaranteed amount of $250,000. The Company recognized has $305,496 in goodwill in connection with its acquisition of the assets and certain liabilities of CleanBee, LLC. In accordance with its policies, the Company performed a qualitative assessment of goodwill as of December 31, 2020, determined there is no impairment of goodwill.

This acquisition was accounted for using the acquisition method of accounting. The fair value of assets, liabilities and the purchase price allocation as of March 12, 2020 was as follows:

	Allocation of Purchase Price
Total assets	$ -
Gift Card Liability	$ 2,000
Total liabiltiies	**2,000**
Total net assets acquired	$ **(2,000)**
Number of common stock	184,469
Value of stock on the date of issuance	0.29
Fair value of common stock	$ **53,496**
Guaranteed payment	$ **250,000**
Purchase consideration	$ **303,496**
Goodwill	$ **(305,496)**

Guaranteed amount consists of $25,000 payment made upon execution of the agreement and future payments based on the percentage of future gross merchandise volume. A total of $25,895 and $35,154 payments were made during 2021 and 2020, respectively, resulting in a balance of $188,951 and $214,846 as of December 31, 2021 and 2020.

Note 10 – Stock Options

During 2016, the Company executed the 2016 Equity Incentive Plan, which reserved 3,047,172 common shares to be issued in the form of shares, restricted shares, or stock options.

Between 2016 and 2019, the Company issued a total of 1,672,000 stock options. During the years ended December 31, 2021 and 2020, the Company issued additional 1,065,709 and 870,236 stock options, respectively. The Company reserved a total of 3,407,172 common shares for use in the stock incentive plan and shares issued upon exercise will be first issued from this reserve pool, and new shares will be issued for any exercise of options in excess of the reserve pool. During 2021, the amount of reserved shares under 2016 Equity Incentive Plan was increased to 4,507,881 common shares.

The Company utilizes a third-party valuation service to value the share price of the Company's common stock, which the Company uses to value the options issued. Black Scholes option model is utilized by a third-party, resulting in stock-based compensation expense associated with vesting options of $79,727 and $117,870 as of December 31, 2021 and 2020, respectively. At December 31, 2021 $124,190 of unrecognized stock compensation cost is expected to be recognized over the weighted average remaining life of 7.1 years.

A summary of option activity is as follows:

	Options - Common Share Equivalents	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding December 31, 2019	1,672,000	$ 0.23	8.9
Granted	870,236	-	-
Exercised	(25,200)	-	-
Expired/Forfeited	(75,000)	-	-
Outstanding December 31, 2020	2,442,036	$ 0.29	8.1
Granted	1,065,709	-	-
Exercised	(414,499)	-	-
Expired/Forfeited	(19,167)	-	-
Outstanding December 31, 2021	3,074,079	$ 0.08	7.1

Note 11 – Warrants

One outside consultant was issued 25,714 warrants to purchase common shares for services performed during 2021. The warrants vest upon issuance, expire one year following the grant date and are exercisable at any point following vesting at $0.01 per share. The company has granted no additional warrants.

	Warrants - Common Share Equivalents	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding December 31, 2019	-	$ -	-
Granted	-	-	-
Exercised	-	-	-
Expired/Forfeited	-	-	-
Outstanding December 31, 2020	-	$ -	-
Granted	25,714	-	-
Exercised	-	-	-
Expired/Forfeited	-	-	-
Outstanding December 31, 2021	25,714	$ 0.01	1

Note 12 – Related Party Transactions

During 2019, the Company received funds in the amount of $35,000 from CEO. The outstanding amount was paid in full during the year ended December 31, 2020.

Note 13 – Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions, except as noted below.

There is potential that future net operating losses may not be able to be recognized due to change in ownership of a loss corporation. The tax return and deferred tax asset did not reflect the potential impact of ownership changes. A determination of the testing dates, percentage ownership increases, and Section 382 limitation (if any) will be made when the NOL is utilized. The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, tax years since 2017 are open for inspection.

The federal net operating loss carryforward for years 2017 and prior begin to expire in 2037, and net operating loss carryforward from 2018 is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely. The following table outlines the estimated deferred tax assets of the Company at December 31:

	2021	2020
Deferred tax asset:		
Net operating loss carryforward	$ 1,206,040	$ 943,806
Total deferred tax asset	(1,206,040)	(943,806)
Valuation allowance	1,206,040	943,806
Deferred tax asset, net	$ -	$ -

Note 14 – Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

In December 2019, a novel strain of coronavirus (COVID-19) was reported in Wuhan, China and has spread throughout the United States and the rest of the world. The World Health Organization has declared the outbreak to constitute a "Public Health Emergency of International Concern." This contagious disease outbreak, which has not been contained, and is disrupting supply chains and affecting production and sales across a range of industries in United States and other companies as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak, as well as the worldwide adverse effect to workforces, economies, and financial markets, leading to a global economic downturn. As a result, the Company experienced a negative impact to its operating results. Regarding future operations, the related financial impact and duration cannot be reasonably estimated at this time.

BABYQUIP, IN.C
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2021 and 2020

Note 15 – Subsequent Events

During 2022, 1,998,275 preferred shares were issued associated with deposits received in 2021, which were recorded under shares to be issued.

Subsequent to year end, the Company issued additional 336,458 common shares for total cash proceeds of $29,608. All shares were issued to Company's CEO.

Management has evaluated subsequent events through April 28, 2022, the date the financial statements were available to be issued. Based on this evaluation, no material other events were identified which require adjustment or disclosure in these financial statements.